High Income:

High Income held its annual meeting of shareholders on December 18, 2013.

Common/Preferred Shareholders voted as indicated below:


							Affirmative	Withheld
								       Authority


Re-election of Alan Rappaport* - Class I to serve
until the annual meeting for the 2016-2017 fiscal year	   8,027	  338

Re-election of Hans W. Kertess - Class I to serve
until the annual meeting for the 2016-2017
fiscal year					     101,443,614      4,216,252

Re-election of William B. Ogden, IV - Class I to
serve until the annual meeting for the 2016-2017
fiscal year					     101,620,475      4,039,391


The other members of the Board of Trustees as of the time of the meeting, namely Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher, James A. Jacobson* and John C. Maney+ continued to serve as Trustees.

* Preferred Trustee
+ Interested Trustee